

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

<u>Via E-mail</u>
Gregorio Formoso
President and Chief Executive Officer
AIM Exploration Inc.
Suite 514, VGP Center
6772 Ayala Avenue
Makati City, Manila
Philippines

> **Re: AIM Exploration Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 29, 2013**
> **File No. 333-182071**

Dear Mr. Formoso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Results of Operations for the Fiscal Year Ended August 31, 2012 and the Fiscal Year Ended</u>

<u>August 31, 2012 and the Period from February 18, 2010 (Inception) to August 31, 2012, page 24</u>

1.   Please revise the above heading so it compares the fiscal period as August 31, 2012 with August 31, 2011.

Condensed Unaudited Financial Statements as of November 30, 2012, page F-12

Note 4 – Capital Stock, page F-20

2.   We note your response to comment 18 in our letter dated March 6, 2012 and we partially
        reissue our comment. Please disclose this recent sale under the heading Recent Sales of
        Unregistered Securities on page 31.

Exhibit 23.1

3.   Please obtain and provide a revised consent from your auditor that:

        •   refers to the date of their audit report, February 12, 2013, and

        •   refers to the inception to date period, February 18, 2010 through August 31, 2012,
            that is reflected in their report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments
on the financial statements and related matters. You may contact John Coleman, Staff Engineer
at (202) 551-3610 if you have questions on engineering related matters. Please contact Erin
Wilson at (202) 551-6047 or Brigitte Lippmann, at (202) 551-3713 with any other questions.

                                                Sincerely

                                                /s/ Brigitte Lippmann (for)

                                                John Reynolds
                                                Assistant Director

cc (via e-mail): Esmeralda Musailov, Esq.